

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2025

Jason Lettmann
Chief Executive Officer
ALX Oncology Holdings, Inc.
323 Allerton Avenue
South San Francisco, CA 94080

> **Re: ALX Oncology Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 6, 2025**
> **File No. 333-285620**

Dear Jason Lettmann:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Hamill at 303-844-1008 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Christina Poulsen